SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 15

WINTER SPORTS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

976072108
(CUSIP Number)

Check the following box if a fee is being paid with this statement |_|.  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 976072108 13G

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The names of the reporting persons are listed on the appendix to this statement

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(a) |_| (b) |_|

3.	SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

All individuals listed in the Appendix are United States Citizens. The two Corporations listed in the Appendix are organized under the laws of the State of Montana.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER See Appendix

	6.	SHARED VOTING POWER See Appendix

	7.	SOLE DISPOSITIVE POWER See Appendix

	8.	SHARED DISPOSITIVE POWER See Appendix

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Appendix

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_| N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See Appendix

12.	TYPE OF REPORTING PERSON* CO OR IN, See Appendix

* SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G Under the Securities Exchange Act of 1934 Fee enclosed |_| or Amendment No. 15

1.	(a) Name of Issuer:

WINTER SPORTS, INC.

(b) Address of Issuer’s Principal Executive Offices:

P.O. Box 1400 Whitefish MT 59937

2.	(a) Name of Person Filing:

                         This statement is filed by the four individuals and the two corporations listed on the appendix to this Schedule. The appendix sets forth with respect to each (i) name, (ii) principal business address, and (iii) shares beneficially owned.

(b) Name of Principal Business Office or Residence:

See Appendix

(c) Citizenship:

All individuals listed in the Appendix are United States Citizens. The two Corporations listed in the Appendix are organized under the laws of the State of Montana.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

976072108

3.	Status of Person Filing, Pursuant to Rules 13d-1(b) or 13d-2(b):

N/A

4.	Ownership:

                If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described by Rule 13d-1(b)(2), if applicable, exceeds five percent (5%), provide the following information as of that date and identify those shares which there is a right to acquire:

(a) Amount Beneficially Owned: See Appendix (b) Percent of Class: See Appendix (c) Number of Shares as to which such person has:

(i)	Sole Power to vote or to direct the vote:

See Appendix

(ii)	Shared Power to vote or to direct the vote:

See Appendix

(iii)	Sole Power to dispose or to direct the disposition of:

See Appendix

(iv)	Shared Power to dispose or to direct the disposition of:

See Appendix

5.	Ownership of Five Percent (5%) or Less of a Class:

N/A

6.	Ownership of More than Five Percent (5%) on Behalf of Another Person:

N/A

7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

8.	Identification and Classification of Member of the Group:

         This statement is filed on behalf of the individuals and corporations listed in the Appendix. See attached Exhibit for the Agreement of such individuals and corporations that this Schedule is filed on behalf of each of them.

9.	Notice of Dissolution of Group: N/A

10.	Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing of influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated as of January 29, 2003

THE DASEN COMPANY /s/ Dennis L. Green Dennis L. Green, President

BUDGET FINANCE CO. /s/ Dennis L. Green Dennis L. Green, President
/s/ Richard Dasen Richard Dasen
/s/ Susan Dasen Susan Dasen
/s/ M. Dean Jellison M. Dean Jellison
/s/ Dennis L. Green Dennis L. Green

APPENDIX The following tables set forth information with respect to shares beneficially owned by each person indicated.

Holder	Budget Finance		The Dasen Co.		Richard Dasen

Address	P. O. Box 22 Kalispell MT 59903		P. O. Box 22 Kalispell MT 59903		P. O. Box 22 Kalispell MT 59903

No. of Shares
Beneficially Owned	247,146		247,146		247,439

Sole Voting Power	247,146		247,146		247,439

Shared Voting Power	-0	-	-0	-	-0	-

Sole Dispositive Power	247,146		247,146		247,439

Shared Dispositive Power	-0	-	-0	-	-0	-

Percentage of Shares Outstanding	25.0%		25.0%		25.0%

Holder	Susan Dasen		M. Dean Jellison		Dennis L. Green

Address	P.O. Box 22 Kalispell MT 59903		P.O. Box 22 Kalispell MT 59903		P.O. Box 22 Kalispell MT 59903

Number of Shares
Beneficially Owned	247,439		247,207		249,654

Sole Voting Power	247,439		247,207		249,654

Shared Voting Power	-0	-	-0	-	-0	-

Sole Dispositive Power	247,439		247,207		249,654

Sole Dispositive Power	-0	-	-0	-	-0	-

Percentage of Shares Outstanding	25.0%		25.0%		25.1%

The individuals shown above are controlling shareholders of the Dasen Company. Budget Finance is a wholly owned subsidiary of The Dasen Company. 247,146 shares of Common Stock of Winter Sports, Inc. are held directly by Budget Finance. Mr. Green, a Director of Winter Sports, Inc. also owns or shares control of an additional 2,508 shares of Common Stock. Mr. and Mrs. Dasen own 293 shares directly and share investment and voting power with respect to the 247,146 shares owned by Budget Finance, a wholly owned subsidiary of Dasen Company. Mr. and Mrs. Dasen are the controlling shareholders of Dasen Company. Mr. Jellison owns 61 shares directly and shares investment and voting power with respect to the 247,146 shares owned by Budget Finance.